Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings Computation:
Earnings before income taxes	$2,989,448	$2,296,537	$1,761,869	$1,367,794	$746,283
Less:
Net income attributable to noncontrolling interests, before tax	—	(175)	(5,922)	(3,756)	(834)

Add:
Fixed charges	112,399	100,798	75,964	40,189	34,975
Total earnings as adjusted	$3,101,847	$2,397,160	$1,831,911	$1,404,227	$780,424

Fixed Charges Computation
Interest Expense	$88,353	$83,289	$62,064	$31,721	$29,944
Assumed interest element included in rent expense	24,046	17,509	13,900	8,468	5,031
Total fixed charges	$112,399	$100,798	$75,964	$40,189	$34,975

Ratio of earnings to fixed charges	27.6	23.8	24.1	34.9	22.3